UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Hackett Group, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, par value $0.001 per share

(Title of Class of Securities)

404609109

(CUSIP Number of Class of Securities)

Frank A. Zomerfeld, Esq.

General Counsel

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

(305) 375-8055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

John B. Beckman, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$25,000,000	$3,410.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $25,000,000 in aggregate of up to 3,846,154 shares of common stock, $0.001 par value, at the minimum tender offer price of $6.50 per share.

**	Previously paid. The amount of the filing fee previously paid at the time of filing the initial Schedule TO was $4,876.30. The reduced filing fee noted herein results from a reduction in the transaction value. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The purpose of this Amendment No. 1 (this “Amendment”) is to amend and supplement the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by The Hackett Group, Inc., a Florida corporation (“Hackett” or the “Company”), on August 28, 2013 (the “Schedule TO”), in connection with the Company’s offer to purchase up to $35.75 million in value of the shares of its common stock, $0.001 par value per share (the “Shares”), at a price not greater than $6.50 nor less than $5.75 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 2013 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend the Tender Offer as described in the press release issued by the Company on September 27, 2013 filed herewith as Exhibit (a)(5)(v), to (1) increase the price range at which the Company will purchase the Shares pursuant to the Tender Offer, to a range of not greater than $7.00 nor less than $6.50 per Share and (2) decrease the dollar amount being sought in the Tender Offer from up to $35.75 million to up to $25 million in value of Shares. The Company also has extended the expiration date of the Tender Offer to 5:00 p.m., New York City time, on Tuesday, October 15, 2013. The closing price of the Shares on September 26, 2013, the last full trading day preceding the filing of this Amendment, on the NASDAQ Global Market was $6.86.

Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Amendments to Offer to Purchase and Items 1 through 9 and Item 11 of Schedule TO

This Amendment is being filed to amend the Tender Offer as follows:

•	all references in the Offer to Purchase and in the related Tender Offer documents to the aggregate dollar amount sought in the Tender Offer now mean an aggregate dollar amount of up to $25.0 million in value of Shares;

•	all references in the Offer to Purchase and in the related Tender Offer documents to the price range for the Tender Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $7.00 nor less than $6.50 per Share;

•	all references to the “Expiration Date” in the Offer to Purchase and in the related Tender Offer documents now mean 5:00 p.m., New York City time, on Tuesday, October 15, 2013 (previously, the Tender Offer was scheduled to expire on Thursday, September 26, 2013);

•	all references in the Offer to Purchase to the minimum purchase price in the Tender Offer (previously $5.75 per Share) now mean a minimum price of $6.50 per Share;

•	all references in the Offer to Purchase to the maximum purchase price in the Tender Offer (previously $6.50 per Share) now mean a maximum price of $7.00 per Share;

•	all references in the Offer to Purchase to the approximate number of Shares to be purchased under the Tender Offer, if the Tender Offer is fully subscribed and the Purchase Price is determined to be $6.50, now mean 3,846,154 (and such number of Shares represents approximately 12.17% of the total number of Shares outstanding as of August 15, 2013);

•	all references in the Offer to Purchase to the approximate number of Shares to be purchased under the Tender Offer, if the Tender Offer is fully subscribed and the Purchase Price is determined to be $7.00, now mean 3,571,429 (and such number of Shares represents approximately 11.30% of the total number of Shares outstanding as of August 15, 2013);

•	all references in the Offer to Purchase to the expected maximum aggregate cost of the Tender Offer, including all fees and expenses of the Tender Offer, are revised to be approximately $25.6 million; and

•	all references in the Offer to Purchase to the Letter of Transmittal are revised to be the Amended Letter of Transmittal, and all references to the Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery.

Item 8.	Interest in Securities of the Subject Company

(b) The information set forth in the Offer to Purchase under “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares —Securities Transactions” is supplemented by adding under the paragraph thereunder a new paragraph as follows:

On September 4, 2013, David N. Dungan, our Vice Chairman and Chief Operating Officer and a member of our board of directors, disposed of 75,000 of his outstanding Shares, which were gifted for no consideration (other than customary tax benefits) to Fidelity Charitable Gift Fund.

Item 11.	Additional Information

(b) The information set forth in the Offer to Purchase under “Section 10 — Certain Information Concerning Us — Incorporation by Reference” is supplemented by adding to the end of the third line item (Current Reports on Form 8-K) thereunder an additional date as follows:

August 29, 2013.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(1)(vi)	Amended Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(vii)	Amended Notice of Guaranteed Delivery.

(a)(1)(viii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.

(a)(1)(ix)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.

(a)(5)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated September 27, 2013.

(a)(5)(v)	Press Release issued by The Hackett Group, Inc. on September 27, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

THE HACKETT GROUP, INC.

By:	/s/ Frank A. Zomerfeld
Name:	Frank A. Zomerfeld
Title:	General Counsel and Secretary

Date: September 27, 2013

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 28, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Amended Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(vii)	Amended Notice of Guaranteed Delivery.

(a)(1)(viii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.

(a)(1)(ix)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated September 27, 2013.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release announcing the commencement of a modified Dutch Auction tender offer by The Hackett Group, Inc. (the “Company”), dated August 28, 2013.*

(a)(5)(ii)	Press Release announcing the intention of the Company to conduct a modified Dutch Auction tender offer, dated August 6, 2013 (incorporated herein by reference to Hackett’s Tender Offer Statement on Schedule TO-C dated August 7, 2013).*

(a)(5)(iii)	Summary Advertisement, dated August 28, 2013.*

(a)(5)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated September 27, 2013.

(a)(5)(v)	Press Release issued by The Hackett Group, Inc. on September 27, 2013.

(b)	Amended and Restated Credit Agreement, dated August 27, 2013, among The Hackett Group, Inc., the material domestic subsidiaries of Hackett named on the signature pages thereto and Bank of America, N.A., as lender.*

(d)(1)	Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-64542)).

(d)(2)	Amendment to Hackett’s 1998 Stock Option and Incentive Plan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001).

(d)(3)	Hackett’s Employee Stock Purchase Plan, as amended (incorporated herein by reference to Hackett’s Registration Statement on Form S-8 (333-108640)).

(d)(4)	Form of Employment Agreement entered into between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Registration Statement on Form S-1 (333-48123)).

(d)(5)	Form of Employment Agreement entered into between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2001).

(d)(6)	Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(7)	Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-Q dated November 10, 2004).

(d)(8)	Employment Agreement dated August 1, 2007 between The Hackett Group, Inc. and Robert A. Ramirez (incorporated herein by reference to Hackett’s Form 10-Q dated July 31, 2007).

(d)(9)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(d)(10)	Third Amendment to Employment Agreement between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 8-K dated January 2, 2009).

(d)(11)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and Ted A. Fernandez (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2012).

(d)(12)	Stock Appreciation Right Agreement dated March 11, 2013 between The Hackett Group, Inc. and David N. Dungan (incorporated herein by reference to Hackett’s Form 10-K for the year ended December 28, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed August 28, 2013.